FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 08, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE: SIG and Nasdaq NMS: SIGY)
Christmas Trading Statement

Embargoed until 12.30 p.m. (GMT)	8 January 2004

CHRISTMAS LIKE FOR LIKE SALES UP 6.5%
PROFITS ANTICIPATED TO MEET ANALYSTS' EXPECTATIONS

Like for like sales 8 weeks to 24 December 2003
Group	up 6.5%
US	up 6.4%
UK	up 6.7%
Like for like sales 48 weeks to 3 January 2004
Group	up 4.7%
US	up 4.4%
UK	up 5.5%

COMMENT

Terry Burman, Group Chief Executive, commented: "We are very pleased with our strong performance over the Christmas period in both the US and the UK. Profit before tax for 2003/04 is anticipated to be ahead of last year and to meet analysts' expectations notwithstanding the recent sharp fall in the US Dollar exchange rate.

Our US business continued to implement its successful long term growth strategy with total dollar sales over the Christmas period up by 10.4%. Like for like sales rose by 6.4% over the same period versus challenging comparatives. Last Christmas we outperformed our main competition with a like for like sales increase of 4.7%.

UK like for like sales increased by 6.7% in the eight week Christmas period. Ernest Jones had an excellent performance building further on its impressive growth record of the last five years with like for like sales up by 10.3%. The UK division did not participate in the discounting that was prevalent in the retail market in the run up to Christmas and the gross margin should be somewhat ahead of last year."

Enquiries:

Terry Burman, Group and US Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Anna Jones, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,708 speciality retail jewellery stores at 3 January 2004; these included 1,103 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated 605 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

GROUP

Like for like sales increased by 6.5% in the eight week period to 24 December 2003, building further on the Group's well established growth record. In the same period total sales were up by 9.2% at constant exchange rates and by 3.0% on a reported basis (Note 1).

In the 48 weeks to 3 January 2004 like for like sales rose by 4.7%. Total sales increased by 7.1% at constant exchange rates and by 0.7% on a reported basis(Note 1).

Group profit before tax for the 52 weeks ending 31 January 2004 is anticipated to be ahead of last year and to meet analysts' expectations notwithstanding the recent sharp fall in the US Dollar exchange rate. The average US Dollar exchange rate, which impacts on the translation of US operating profit and the Group interest charge, will have weakened in the year by some 10% to c. $1.68 / £.

The full year should again show better than expected cash flow further enhancing the Group's strong balance sheet.

United States (circa 69% of Group annual sales)

In the eight week period to 24 December 2003 US like for like sales increased by 6.4%, despite facing challenging comparatives. Total sales at constant exchange rates rose by 10.4% and by 1.4% on a reported basis (Note 1). The mall stores and Jared both performed well.

In an improving retail environment, the business continued to benefit from its competitive strengths in merchandising, store operations and marketing. As anticipated, the gross margin should ease as a result of the increase in the gold price and changes in the merchandising mix. The credit portfolio continued to perform well in the eight week period with the expected bad debt percentage being comparable to that of last year.

In the 48 weeks to 3 January 2004 like for like sales increased by 4.4%, with total sales up by 7.8% at constant exchange rates and down by 1.3% on a reported basis (Note 1).

United Kingdom (circa 31% of Group annual sales)

In the eight week period to 24 December 2003, against the background of a generally challenging retail environment, UK like for like sales rose by 6.7% with December being the stronger month. Total sales increased by 6.6%. Ernest Jones performed particularly well and again outperformed its main competition.

The results from the new store formats, designed to allow greater customer interaction, were again encouraging and the drive to increase the participation of diamonds in the sales mix continued to show success. Gross margin is expected to be somewhat ahead of last year.

In the 48 weeks to 3 January 2004 like for like sales increased by 5.5% and total sales by 5.6%.

The breakdown of UK like for like sales performance is shown below:

	Ernest Jones	H.Samuel	UK
Period	(c. 13% of Group)	(c. 18% of Group)	(c. 31% of Group)
8 weeks to 24 Dec. 2003	+10.3%	+4.3%	+6.7%
48 weeks to 3 Jan. 2004	+8.3%	+3.6%	+5.5%

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

UK dial-in:	+44 (0) 207 019 9504	Pass code:	467522
US dial-in:	+1 718 354 1152	Pass code:	467522
UK 48hr. replay:	+44 (0) 207 784 1024	Pass code:	467522
US 48hr. replay:	+1 718 354 1112	Pass code:	467522

Signet will be presenting at the SG Cowen Consumer Conference in New York on Tuesday 13 January 2004 and at the Dresdner Kleinwort Wasserstein Conference in London on Thursday 29 January 2004. Fourth quarter sales figures are expected to be announced on 5 February 2004.

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales growth at constant exchange rates is shown below.

8 weeks to 24 December 2003	Growth at actual exchange rates %	Impact of exchange rate movement %	Growth at constant exchange rates (non-GAAP) %
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	6.6%	- %	6.6%
US	1.4% 3.0%	9.0% 6.2%	10.4% 9.2%

48 weeks to 3 January 2004	Growth at actual exchange rates %	Impact of exchange rate movement %	Growth at constant exchange rates (non-GAAP) %
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	5.6%	- %	5.6%
US	(1.3)% 0.7%	9.1% 6.4%	7.8% 7.1%

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2002/03 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2003 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   January 08, 2004